Exhibit 99.1

Top Win International Limited (Nasdaq: SORA), and Simon Gerovich of Metaplanet partner with KCGI, Korea’s premier financial group, in planned investment in SGA Co., Ltd., a KOSDAQ-listed software services provider

Seoul, Korea, July 14, 2025 (GLOBE NEWSWIRE) – Top Win International Limited (Nasdaq: SORA) has partnered with Simon Gerovich (CEO of Metaplanet) and KCGI, a leading Korea-based investment firm, for a planned investment in SGA Co., Ltd. (KOSDAQ:049470). SGA Co., Ltd., has filed with the regulators disclosing that its board of directors has approved a third-party share issuance to the said consortium of investors.

Upon completion, the investor group will become SGA’s largest shareholder. Proceeds from the issuance will be used for strategic asset acquisitions and general corporate purposes. SGA Co., Ltd. plans to pursue new initiatives in the digital asset space by leveraging the consortium’s global network and expertise, while continuing to operate its core business in close collaboration with affiliates across the SGA Group. As of the date hereof, parties are negotiating the terms of such investment and no definitive agreement has been signed with respect to such transaction.

About TopWin

Top Win International Limited (Nasdaq: SORA) is a premier Hong Kong-based company specializing in the trading, distribution, and retail of luxury watches from renowned international brands. Operating through its subsidiary, Top Win International Trading Limited, TOPW serves a global B2B network of distributors, independent dealers, and retail sellers. Headquartered in Wan Chai, Hong Kong, and incorporated in 2001, Top Win International Trading Limited strives to deliver excellence in the luxury timepiece market. Commencing in May 2025, TOPW has ventured into the Web3 ecosystem and digital assets will be an additional focus of its future business direction.

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the Company’s plans to enter the digital asset market, the proposed partnership with Sora Ventures, and related business transformations. Forward-looking statements are subject to risks and uncertainties that could cause actual outcomes to differ materially from those expressed herein. Such risks include, but are not limited to, uncertainties related to market conditions, regulatory developments, the completion of the contemplated transactions, and other factors described in the “Risk Factors” section of the Company’s filings with the SEC. The Company undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Media Contact

TopWin Corporate Communications

Email: press@topwin.com

Phone: +852 2815 7988